

From: **Scott Seidewitz** scott@blissdivorce.com
Subject: BlissDivorce Presentation & Demo
Date: August 30, 2022 at 12:06 PM
To: Undisclosed List

Hello everyone! Thanks for joining us for the BlissDivorce presentation/demo. As promised our investor deck is attached.

I'm sure Natasha has already follow-up, but I'm also happy to answer any questions. Feel free to get in touch any time.

Thanks!
Scott

____
Scott Seidewitz
CEO, BlissDivorce
www.blissdivorce.com
Get divorced without the cost, time and conflict of attorneys™

Invest in BlissDivorce: www.WeFunder.com/BlissDivorce

Required disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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